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December 31, 2014

VIA EDGAR AND EMAIL

Lisa M. Kohl

Attorney-Advisor

Office of Mergers and Acquisitions

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Cubist Pharmaceuticals, Inc.
Schedule TO-T
Filed December 19, 2014 by Mavec Corporation and Merck & Co., Inc.
File No. 5-47321

Dear Ms. Kohl and Mr. Panos:

On behalf of our clients, Mavec Corporation (“Purchaser”) and Merck & Co., Inc. (“Parent”, and together with Purchaser, the “Filing Persons”), we are providing the Filing Persons’ responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter, dated December 30, 2014, with respect to the tender offer statement on Schedule TO (File No. 5-47321) (the “Schedule TO”).

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Filing Persons’ response. Terms not otherwise defined in this letter shall have the meanings set forth in the offer to purchase filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”).

Schedule TO-T filed December 19, 2014

1. While we recognize Merck & Co., Inc., has executed the Schedule TO, the cover page of the filing only identifies Merck & Co., Inc., as the “Parent of Offeror.” General Instruction K.(1) of Schedule TO, codified at Rule 14d-100, however, defines the term Offeror to include persons on whose behalf the offer is being made. The Offer to Purchase, filed as Exhibit (a)(1)(A) to the Schedule TO, also has not expressly identified Merck & Co., Inc.,

Lisa M. Kohl

Nicholas P. Panos

U.S. Securities and Exchange Commission

December 31, 2014

as a bidder or person explicitly joining Mavec Corporation in the purchase of Cubist shares. Please revise the cover page of Schedule TO and the Offer to Purchase to remove the implication that Merck & Co., Inc., is not an Offeror or bidder as defined in Rule 14d-1(g)(2), respectively, or advise.

Response:

In accordance with the Staff’s comment, the Filing Persons will revise the disclosure on the cover page of the Schedule TO and the Offer to Purchase to clarify that Merck & Co., Inc. is an Offeror or bidder as defined in Rule 14d-1(g)(2), respectively.

Offer to Purchase

Procedures for Accepting the Offer and Tendering Shares, page 14

2. We note the assertion on page 16 that determinations made by the bidders regarding the validity of tenders will be final and binding. Please revise to indicate that security holders may challenge the bidders’ determination in a court of competent jurisdiction.

Response:

In accordance with the Staff’s comment, the Filing Persons will revise such disclosure to indicate that security holders may challenge the bidders’ determination in a court of competent jurisdiction.

Certain Information Concerning Cubist, page 20

3. We note the statement that “[n]one of the Purchaser, the Dealer Manager, the Information Agent or the Depositary assumes any responsibility for the accuracy or completeness of the information concerning Cubist, whether furnished by Cubist .…” You may not disclaim responsibility for the disclosure contained in your filing. Please revise.

Response:

In accordance with the Staff’s comment, the Filing Persons will revise the disclosure on page 20 to remove the Filing Person’s disclaimer of responsibility for the accuracy or completeness of such information.

Lisa M. Kohl

Nicholas P. Panos

U.S. Securities and Exchange Commission

December 31, 2014

Conditions of the Offer, page 47

4. Please revise the language in this section to clarify that the offer conditions may be not be triggered through action or inaction by the bidders.

Response:

In accordance with the Staff’s comment, the Filing Persons will revise the disclosure in this section to clarify that the offer conditions may not be triggered through action or inaction by the Filing Persons.

5. Please note that, all conditions, other than those conditions subject to the receipt of government approvals, must be satisfied or waived at offer expiration. Accordingly, please revise the language on page 48 which states that conditions “may be asserted or waived by Parent or Purchaser in whole or in part at any time and from time to time.”

Response:

In accordance with the Staff’s comment, the Filing Persons will revise the language on page 48 accordingly.

Amendment No. 2 to Schedule TO-T filed

Exhibit 99.(A)(1)(N)

6. In future filings, please do not refer to the Private Securities Litigation Reform Act of 1995, as the safe-harbor is not available for statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Exchange Act.

Response:

In accordance with the Staff’s comment, the Filings Persons will not refer to the Private Securities Litigation Reform Act of 1995 in any future filings relating to the Offer, as the Filing Persons acknowledge that the safe-harbor is not available for statements made in connection with the Offer.

Lisa M. Kohl

Nicholas P. Panos

U.S. Securities and Exchange Commission

December 31, 2014

7. We note the statement on page 2 that “Merck undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.” Please note that Rule 14d-6(c) under the Exchange Act requires prompt disclosure of a material change in the information published or sent to security holders in additional tender offer materials, and revise the quoted language in future filings to clarify that you will update forward-looking statements as required by applicable law.

Response:

In accordance with the Staff’s comment, the Filings Persons will revise the quoted language in future filings relating to the Offer to clarify that the Filing Persons will update forward-looking statements as required by applicable law.

*            *             *

On behalf of the Filing Persons, as an authorized representative thereof, each Filing Person acknowledges that:

•	the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 837-6448 or by email at david.schwartz@hugheshubbard.com.

Very truly yours,

By:	/s/ David Schwartz
David Schwartz
Partner

cc:	Merck & Co., Inc.

Mavec Corporation